PUBLIC



14049084



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 05 2014

Washington DC
404

SEC FILE NUMBER
8- 67574

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2013___ AND ENDING___December 31, 2013___

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BroadOak Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

7272 Wisconsin Ave, Suite 320

                                    (No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Snider, Managing Member, Chief Compliance Officer   301.358.2694

                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

       CohnReznick LLP

                   (Name – *if individual, state last, first, middle name*)

8045 Leesburg Pike, Suite 300	Vienna	VA	22182
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☑ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ~~William Snider~~ _Laes Hanan_ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BroadOak Partners, LLC

_____ , as

of _____ December 31 _____ , 20 13 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
Signature

CEO

Managing Member, ~~CEO~~ BroadOak Partners, LLC

_____
Title

Victoria L. Harrell, Notary
State of Maryland, Prince Georges County
Commission expires _1-26-2015_

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ACCOUNTING • TAX • ADVISORY

Independent Auditor's Report

To the Member
BroadOak Partners, LLC

We have audited the accompanying statement of financial condition of BroadOak Partners, LLC, a wholly-owned subsidiary of BroadOak Capital Partners, LLC (the Company), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BroadOak Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Vienna, Virginia
February 27, 2014

BroadOak Partners, LLC
(A Wholly-Owned Subsidiary of BroadOak Capital Partners, LLC)

Statement of Financial Condition

December 31, 2013

<u>Assets</u>

Cash	$	230,159
Prepaid expenses		1,000
Total assets	$	231,159

<u>Liabilities and Member's Equity</u>

Deferred revenue	$	25,000
Total liabilities		25,000
Member's equity		206,159
Total liabilities member's equity	$	231,159

The accompanying notes are an integral part of this financial statement.

1. Organization and Summary of Significant Accounting Policies

BroadOak Partners, LLC (the Company), a Delaware corporation formed on January 31, 2007, is a wholly-owned subsidiary of BroadOak Capital Partners, LLC (BroadOak Capital). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Focused on the life sciences industry, the Company is engaged in the investment banking business and acts as a financial advisor on behalf of corporations, partnerships and other entities which sell assets and/or issue securities in private placements.

Material subsequent events have been considered for disclosure and recognition in this financial statement through February 27, 2014.

Risks and Uncertainties

Since inception, the Company has received a majority of its financial support from its sole member, BroadOak Capital. In addition, by agreement, BroadOak Capital provides operating and administrative support for which BroadOak Capital receives reimbursement and fees. Management plans to continue to develop its client base and service offerings and believes that there are a number of opportunities currently in process with its client base that may lead to the generation of fees from advisory and placement services that will be sufficient to continue to fund on-going operations. In addition, the Company plans to continue to invest in its marketing and business development efforts to ensure that its client base continues to grow as its revenue streams mature. Management believes these actions will enable the Company to operate profitability and provide cash flow to fund its continuing operations. However, there can be no assurance the Company will be able to adequately increase its services or continue to generate sufficient revenue from such services to fund operations.

Use of Estimates

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are derived from the services provided to customers. Management periodically evaluates the status of each fees receivable balance for collectability. Each receivable balance is assessed based on management's knowledge of the customer, the Company's relationship with the customer, and the age of the receivable balance. As a result of these reviews, allowances are recorded for customer receivables deemed to be uncollectable. As there is no fees receivable outstanding at December 31, 2013, no allowance for doubtful accounts is required at December 31, 2013.

Revenue Recognition

The Company's revenue consists of retainer fees and success fees. Revenue is recognized in the period in which the services are performed, provided evidence of a contractual arrangement exists, delivery has occurred, the price is fixed and determinable, and collectability is reasonably assured.

Deferred Revenue

Deferred revenue represents the difference between amounts collected from customers and revenues recognized in accordance with the above policies.

Income Taxes

The Company has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. For tax purposes, the Company is included in the consolidated BroadOak Capital tax return and does not file a separate Federal or state tax return. All items of taxable income, deductions and tax credits are passed through to and are reported by members of BroadOak Capital on their respective income tax returns. The Company's Federal tax status as a pass-through entity is based on its legal status as a limited liability corporation. Accordingly, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Therefore, this financial statement does not reflect a provision or liability for income taxes and the Company has no other tax positions which must be considered for disclosure. Income tax returns filed by BroadOak Capital are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2010 remain open.

2. **Related Party Transactions**

Under an agreement with BroadOak Capital, the Company pays a monthly management fee, occupancy and salary reimbursement costs to BroadOak Capital. The agreement is renewed annually and revised as needed. Under the agreement, the management fee includes certain operating and administrative costs incurred on behalf of the Company. In addition, the agreement stipulates that the Company will reimburse BroadOak Capital for any additional operating and administrative costs paid by BroadOak Capital on behalf of the Company. During the year ended December 31, 2013, these services totaled approximately $1,939,000. At December 31, 2013, there are no amounts receivable or payable to the affiliate.

3. **Net Capital Requirements**

The Company is in compliance with the net capital requirements of the SEC as well as FINRA. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company was in compliance with the "Uniform Net Capital Rule."

4. **Concentration of Credit Risk**

The Company's assets that are exposed to credit risk consist primarily of cash and fees receivable. The Company maintains its cash in a bank deposit account, which, at times, may exceed Federally insured amounts. The Company believes it is not exposed to any significant credit risk on cash.



COHN❡REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP

cohnreznick.com

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member
BroadOak Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by BroadOak Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BroadOak Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BroadOak Partners, LLC's management is responsible for BroadOak Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copy from BroadOak Partners, LLC to SIPC, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. We noted no such adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. Observed that there were no overpayments applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Vienna, Virginia
February 27, 2014

COHN REZNICK

ACCOUNTING • TAX • ADVISORY